QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.3

Notice of Annual General Meeting and Notice of Availability of Proxy Materials

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Annual Meeting and Notice of Availability of Proxy Materials You are receiving this notice as a shareholder of Suncor Energy Inc. (“Suncor”). Suncor has decided to use notice and access to deliver its Management Proxy Circular dated February 24, 2021 (the “Management Proxy Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. Enclosed is a form of proxy which may be used to vote your shares. Fold Notice and access is a more environmentally friendly and cost effective way to deliver the Management Proxy Circular, as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Notice is hereby given that an annual general meeting of Suncor will be held: When: May 4, 2021 10:30 am (Mountain Daylight Time) Where:Virtual https://web.lumiagm.com/400990259 for the following purposes, as further described in the “Business of the Meeting” section of the Management Proxy Circular and other applicable sections listed below: i. to receive the consolidated financial statements of Suncor for the year ended December 31, 2020 together with the notes thereto and the auditor report thereon; Fold ii. to elect directors of Suncor to hold office until the close of the next annual meeting; iii. to appoint the auditor of Suncor to hold office until the close of the next annual meeting; iv. to consider and, if deemed fit, approve an amendment to the Suncor Energy Inc. Stock Option Plan to increase the number of common shares reserved for issuance thereunder by 15,000,000 common shares; v. to consider and, if deemed fit, approve an advisory resolution on Suncor’s approach to executive compensation. See also the “Executive Compensation - Compensation Discussion and Analysis” section of the Management Proxy Circular; and vi. to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement. CPUQC01.E.INT/000001/i1234 01OQ3I

How to Request a Paper Copy of the Management Proxy Circular Shareholders may request to receive a paper copy of the Management Proxy Circular by mail at no cost for up to one year from the date the Management Proxy Circular was filed on SEDAR. Requests for paper copies may be made using your Control Number as it appears on your enclosed form of proxy. If you do request a paper copy, please note that you will not receive another form of proxy; please retain your current one for voting purposes. To request a paper copy before the meeting date, please call the number below and follow the instructions. A paper copy will be sent to you within three business days of receiving your request. Toll Free, within North America: 1-866-962-0498 Outside of North America: (514) 982-8716 To request a paper copy after the meeting date, please call 1-800-558-9071. A paper copy will be sent to you within 10 calendar days of receiving your request. To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm Eastern Daylight Time on Monday, April 19, 2021. Suncor will only provide paper copies of the Management Proxy Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials. Fold Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed form of proxy. Internet: www.investorvote.com Telephone: 1-866-732-8683 Facsimilie: 1-866-249-7775 Mail: Computershare Trust Company of Canada, Proxy Department 135 West Beaver Creek, P.O. Box 300 Richmond Hill, Ontario, L4B 4R5 Fold Your form of proxy must be received by 10:30 am Mountain Daylight Time on Friday, April 30, 2021 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING The Management Proxy Circular and other relevant materials are available at: www.suncor.com/annual-disclosure or www.sedar.com Suncor’s 2020 annual report and annual financial statements will be delivered to all registered shareholders who did not opt out of receiving such documents. If you have any questions about notice and access, please call Investor Relations at 1-800-558-9071. 01OQ4B

Notice of Annual General Meeting and Notice of Availability of Proxy Materials You are receiving this notice as a non-registered shareholder of Suncor Energy Inc. (“Suncor”). Suncor has decided to use notice and access to deliver its Management Proxy Circular dated February 24, 2021 (the “Management Proxy Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. Enclosed is a voting instruction form which may be used to vote your shares. Notice and access is a more environmentally friendly and cost-effective way to deliver the Management Proxy Circular, as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Notice is hereby given that an annual general meeting of Suncor will be held: When: May 4, 2021 10:30 am (Mountain Daylight Time) Where: Virtual https://web.lumiagm.com/400990259 for the following purposes, as further described in the “Business of the Meeting” section of the Management Proxy Circular and other applicable sections listed below: i. to receive the consolidated nancial statements of Suncor for the year ended December 31, 2020 together with the notes thereto and the auditors’ report thereon; ii. to elect directors of Suncor to hold ofce until the close of the next annual meeting; iii. to appoint the auditor of Suncor to hold ofce until the close of the next annual meeting; iv. to consider and, if deemed fit, approve an amendment to the Suncor Energy Inc. Stock Option Plan to increase the number of common shares reserved for issuance thereunder by 15,000,000 common shares; v. to consider and, if deemed t, approve an advisory resolution on Suncor’s approach to executive compensation. See also the “Executive Compensation - Compensation Discussion and Analysis” section of the Management Proxy Circular; and vi. to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

HowtoRequestaPaperCopyoftheManagementProxyCircular Non-registered shareholders may request to receive a paper copy of the Management Proxy Circular by mail at no cost for up to one year from the date the Management Proxy Circular was led on SEDAR using the following methods and entering the 16 digit control number located on the voting instruction form provided to you and following the instructions: Online at www.proxyvote.com By telephone toll free at 1-877-907-7643 If you do not have a control number, please contact your broker directly. If you do request a paper copy, please note that you will not receive another voting instruction form; please retain your current one for voting purposes. To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm Eastern Daylight Time on Monday, April 19, 2021. Suncor will only provide paper copies of the Management Proxy Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials. Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reected on your enclosed voting instruction form and summarized below: Internet: www.proxyvote.com Telephone: 1-800-474-7493 (English) or 1-800-474-7501 (French) Mail: Data Processing Centre PO Box 3700, STN INDUSTRIAL PARK Markham, ON Canada L3R 9Z9 Proxies must be received by Suncor by 10:30 am Mountain Daylight Time on Friday, April 30, 2021 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. As youareanon-registeredshareholder,your votinginstruction form mayprovideforan earliervotingdeadlineinordertoprocess yourvotes ina timelymanner.Toensureyour votes arecountedyou shouldensureyourvotinginstructionform is submittedinthetimelineprovidedforonsuchvoting instructionform. PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING The Management Proxy Circular and other relevant materials are available at: www.suncor.com/annual-disclosure or www.sedar.com Suncor’s 2020 annual report and annual nancial statements will be delivered to all non-registered shareholders who requestedtoreceivesuchdocuments. If you have any questions about notice and access, please call Investor Relations at 1-800-558-9071.

QuickLinks

  EXHIBIT 99.3
Notice of Annual General Meeting and Notice of Availability of Proxy Materials